Exhibit 99.1

MoneyHero Group Announces Resignation of Chief Financial Officer

Ivan Ho, the Company’s long-time Group Finance Director, named interim CFO

SINGAPORE, Feb. 08, 2024 (GLOBE NEWSWIRE) — MoneyHero Limited (Nasdaq: MNY) (“MoneyHero” or the “Company”), a market leading personal finance aggregation and comparison platform in Greater Southeast Asia, today announced the resignation of Shaun Kraft, the Company’s Chief Financial Officer (“CFO”) and Chief Operating Officer (“COO”), effective May 4, 2024. Following his departure, Mr. Kraft will remain available to MoneyHero in an advisory capacity to further support the transition of his role and responsibilities.

“On behalf of everyone at MoneyHero, I want to thank Shaun for his many contributions to the Company,” said Prashant Aggarwal, Chief Executive Officer of MoneyHero. “During his eight-plus years here, Shaun helped transform MoneyHero into a dominant market leader, as well as a U.S. publicly traded company. He has been a great teammate and leader to work alongside, and he has built-up our finance, human resources, legal, corporate development, and operations departments into world-class teams who are well-prepared to support our next chapter of growth. Shaun will forever be part of the MoneyHero family, and we wish him well in his future endeavors.”

In connection with this development, the Company and its Board of Directors has appointed Ivan Ho, Group Finance Director of MoneyHero, to serve as its interim CFO throughout this transitional period. Mr. Ho joined MoneyHero in 2019 and has worked closely with Mr. Kraft to oversee the Company’s finance and accounting operations. Prior to joining MoneyHero Group, Mr. Ho served as Finance Controller with Nest Management Limited, and in senior finance roles in various multinational corporations such as Prada and Inditex. He holds a degree in Business Management from the Chinese University of Hong Kong. Mr. Kraft’s COO responsibilities will be assumed by Mr. Aggarwal and other senior team members. MoneyHero will be announcing several additions to its senior management team, including a permanent replacement for its CFO position.

“It has been an honor to serve as an executive with this incredible organization, which has grown from a seed-stage startup into the go-to personal finance platform for consumers across Greater Southeast Asia during my tenure with the Company,” said Mr. Kraft. “I am confident that MoneyHero is well-positioned for the future, and I look forward to its continued success over the years to come.”

For more information about MoneyHero, including information for investors and learning about career opportunities, please visit www.MoneyHeroGroup.com.

About MoneyHero Group

MoneyHero Group (Nasdaq: MNY), formerly known as Hyphen Group or CompareAsia Group, is a market leader in the online personal finance aggregation and comparison sector in Greater Southeast Asia. The Company operates in Singapore, Hong Kong, Taiwan, the Philippines, and Malaysia with respective brands for each local market. MoneyHero currently manages 279 commercial partner relationships and services 8.7 million Monthly Unique Users across its platform for the 12 months ended December 31, 2023. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the United States federal securities laws and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to the Company’s growth strategies, future results of operations and financial position, market size, industry trends and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the Company’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industries in which the Company and its subsidiaries (the “Group”) operate; the Group’s ability to achieve profitability despite a history of losses; and the Group’s ability to implement its growth strategies and manage its growth; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to attract traffic to its websites; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain adequate insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) and general economic conditions in the countries in which the Group operates; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic or any other pandemic on the business of the Group; the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to the Group’s information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-1, which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 22, 2024, and other documents to be filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that the Company currently does not know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect the Company’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made. The Company anticipates that subsequent events and developments may cause their assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company contained herein are not, and do not purport to be, appraisals of the securities, assets, or business of the Company.

For investor and media inquiries, please contact:

Investor Contact:

MoneyHero IR Team

IR@MoneyHeroGroup.com

Media Contact:

Gaffney Bennett PR

MoneyHero@gbpr.com

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